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  As filed with the Securities and Exchange Commission on September 22, 2006.

                                                        Registration No. _______

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  BTHC X, INC.
                 (Name of Small Business Issuer in Its Charter)



                 Delaware                                       20-5456047
      (State or other jurisdiction                          (I.R.S. Employer
            of incorporation)                             Identification Number)


           12890 Hilltop Road                                     76226
             Argyle, Texas
(Address of principal executive offices)                        (Zip Code)

                                 (972) 233-0300
                (Issuer's Telephone Number, Including Area Code)


         Securities Registered Under Section 12 (b) of the Exchange Act:


Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
        None                                                   None


         Securities registered under Section 12 (g) of the Exchange Act:
                         Common Stock, $0.001 par value
                                (Title of Class)

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                                Table of Contents


PART I.........................................................................3

   ITEM 1. DESCRIPTION OF BUSINESS.............................................3
      History..................................................................3
      Plan of Reorganization...................................................3
      Business Plan............................................................4
      Investigation and Selection of Business Opportunities....................5
      Risk Factors Relating to Our Business Plan...............................6
      Competition..............................................................9
      Employees................................................................9
   ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...........9
      Plan of Operation........................................................9
      Liquidity and Capital Resources.........................................10
   ITEM 3.  DESCRIPTION OF PROPERTY...........................................10
   ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....11
   ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.......11
   ITEM 6. EXECUTIVE COMPENSATION.............................................15
      Executive Officers......................................................15
      Executive Compensation..................................................15
   ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................15
   ITEM 8. DESCRIPTION OF SECURITIES..........................................15
      Capital Stock...........................................................15
      Provisions Having A Possible Anti-Takeover Effect.......................16
   ADDITIONAL INFORMATION.....................................................16
   SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................16

PART II.......................................................................17

   ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
   AND RELATED STOCKHOLDER MATTERS............................................17
      Market Information......................................................17
      Transfer Agent..........................................................17
      Reports to Stockholders.................................................17
      Securities Eligible for Future Sale.....................................17
   ITEM 2. LEGAL PROCEEDINGS..................................................18
   ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
   DISCLOSURE................................18
   ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES............................18
   ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS..........................19

PART F/S......................................................................20

PART III......................................................................20

   ITEM 1. INDEX TO EXHIBITS..................................................20
   ITEM 2. DESCRIPTION OF EXHIBITS............................................20

SIGNATURES....................................................................21

INDEX OF EXHIBITS..........................................................IOE-1

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

         BTHC X, Inc. was organized on August 16, 2006 as a Delaware corporation to effect the reincorporation of BTHC X, LLC, a Texas limited liability company, mandated by the plan of reorganization discussed below. In accordance with the confirmed plan of reorganization, our current business plan is to seek to identify a privately-held operating company desiring to become a publicly held company by merging with us through a reverse merger or acquisition. We are a development stage company and a shell company as defined in Rule 405 under the Securities Act of 1933, or the Securities Act, and Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act. As a shell company, we have no operations and no or nominal assets. Although we have no assets or operations, we believe we possess a stockholder base which will make us an attractive merger or acquisition candidate to an operating, privately-held company seeking to become publicly held. Our principal office is located at 12890 Hilltop Road, Argyle, TX 76226, and our telephone number is (972) 233-0300.

History

         In September 1999, Ballantrae Healthcare LLC and its affiliated limited liability companies including BTHC X, LLC, or collectively Ballantrae, were organized for the purpose of operating nursing homes throughout the United States. Ballantrae did not own the nursing facilities. Instead, they operated the facilities pursuant to management agreements and/or real property leases with the owners of these facilities. Although Ballantrae continued to increase the number of nursing homes it operated and in June 2000 had received a substantial equity investment, it was unable to achieve profitability. During 2001 and 2002, Ballantrae continued to experience severe liquidity problems and did not generate enough revenues to cover its overhead costs. Despite obtaining additional capital and divesting unprofitable nursing homes, by March, 2003, Ballantrae was out of cash and unable to meet its payroll obligations.

         On March 28, 2003, Ballantrae filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On November 29, 2004, the bankruptcy court approved the First Amended Joint Plan of Reorganization, or the Plan, as presented by Ballantrae, its affiliates and their creditors. On August 16, 2006, pursuant to the Plan, BTHC X, LLC was merged into BTHC X, Inc., a Delaware corporation.

Plan of Reorganization

         Halter Financial Group, Inc. or HFG, participated with Ballantrae and their creditors in structuring the Plan. As part of the Plan, HFG provided $76,500 to be used to pay professional fees associated with the Plan confirmation process. HFG was granted an option to be repaid through the issuance of equity securities in 17 of the Ballantrae entities, including BTHC X, Inc.

         HFG exercised the option, and as provided in the Plan, 70% of our outstanding common stock or, 350,000 shares, were issued to HFG, in satisfaction of HFG's administrative claims. The remaining 30% of our outstanding common stock, or 150,440 shares, were issued to 581 holders of administrative and tax claims and unsecured debt. The 500,440 shares, or Plan Shares, were issued pursuant to Section 1145 of the Bankruptcy Code.

         As further consideration for the issuance of the 350,000 Plan Shares to HFG, the Plan required HFG to assist us in identifying a potential merger or acquisition candidate. HFG is responsible for the payment of our operating expenses and HFG will provide us for no cost with consulting services, including assisting us with formulating the structure of any proposed merger or acquisition. Additionally, HFG is responsible for paying our legal and accounting expenses related to this registration statement and our expenses incurred in consummating a merger or acquisition.

         We will remain subject to the jurisdiction of the bankruptcy court until we consummate a merger or acquisition. Pursuant to the confirmation order, if we do not consummate a business combination prior to June 20, 2009, the Plan Shares will be deemed canceled, and the discharge and injunction provisions of the confirmation order, as they pertain to us, shall be deemed dissolved without further order of the bankruptcy court. If we timely consummate a merger or acquisition, we will have met the requirements of the Plan and the discharge and injunction provisions granted to us under the confirmation order shall continue to be effective.

         Effective  August 16, 2006, HFG  transferred its 350,000 Plan Shares to
Halter  Financial   Investments  L.P.,  or  HFI,  a  Texas  limited  partnership controlled by Timothy P. Halter.

         Timothy P. Halter is the sole officer, director and shareholder of HFG and an officer and member of Halter Financial Investments GP, LLC, general partner of HFI. Mr. Halter currently serves as our president and sole director.

Business Plan

         Our current business plan is to seek and identify a privately-held operating company desiring to become a publicly held company by combining with us through a reverse merger or acquisition type transaction. Private companies wishing to have their securities publicly traded may seek to merge or effect an exchange transaction with a shell company with a significant stockholder base. As a result of the merger or exchange transaction, the stockholders of the private company will hold a majority of the issued and outstanding shares of the shell company. Typically, the directors and officers of the private company become the directors and officers of the shell company. Often the name of the private company becomes the name of the shell company. We believe that by becoming a reporting company, under the rules and regulations of the Exchange Act, we will become a more suitable candidate to engage in a combination transaction with a privately-held company.

         We have no capital and must depend on HFG to provide us with the necessary funds to implement our business plan. We intend to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. However, at the present time, we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition or merger.

         Timothy P. Halter, our sole officer and director, will be primarily responsible for investigating combination opportunities. However, we believe that business opportunities may also come to our attention from various sources, including HFG, professional advisors such as attorneys, and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We have no plan, understanding, agreements, or commitments with any individual for such person to act as a finder of opportunities for us.

         No direct discussions regarding the possibility of a combination are expected to occur until after the effective date of this registration statement. We can give no assurances that we will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available to us for implementation of our business plan. Furthermore, we can give no assurances that any acquisition, if it occurs, will be on terms that are favorable to us or our current stockholders.

         We do not propose to restrict our search for a candidate to any particular geographical area or industry, and therefore, we are unable to predict the nature of our future business operations. Our management's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

         Any entity which has an interest in being acquired by, or merging into us, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is anticipated that an amount of common stock constituting control of us would either be issued by us or be purchased from HFI.

         We do not foresee that we will enter into a merger or acquisition transaction with any business with which HFG, HFI or Timothy P. Halter is currently affiliated.

Investigation and Selection of Business Opportunities

         Certain types of business acquisition transactions may be completed without requiring us to first submit the transaction to our stockholders for their approval. If the proposed transaction is structured in such a fashion our stockholders (other than HFI our majority stockholder) will not be provided with financial or other information relating to the candidate prior to the completion of the transaction.

         If a proposed business combination or business acquisition transaction is structured that requires our stockholder approval, and we are a reporting company, we will be required to provide our stockholders with information as applicable under Regulations 14A and 14C under the Exchange Act.

         The analysis of business opportunities will be undertaken by or under the supervision of Timothy P. Halter, our president and sole director. In analyzing potential merger candidates, our management will consider, among other things, the following factors:

*        Potential for future earnings and appreciation of value of securities;
* Perception of how any particular business opportunity will be received by the investment community and by our stockholders;
* Eligibility of a candidate, following the business combination, to qualify its securities for listing on a national exchange or on a national automated securities quotation system, such as NASDAQ.
*        Historical results of operation;
*        Liquidity and availability of capital resources;
* Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;
* Strength and diversity of existing management or management prospects that are scheduled for recruitment;
*        Amount of debt and contingent liabilities; and
* The products and/or services and marketing concepts of the target company.

         There is no single factor that will be controlling in the selection of a business opportunity. Our management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Because of our limited capital available for investigation and our dependence on one person, Timothy P. Halter, we may not discover or adequately evaluate adverse facts about the business opportunity to be acquired.

         We are unable to predict when we may participate in a business opportunity. We expect, however, that the analysis of specific proposals and the selection of a business opportunity may take several months.

         Prior to making a decision to participate in a business transaction, we will generally request that we be provided with written materials regarding the business opportunity containing as much relevant information as possible, including, but not limited to, a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if audited financial statements are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced to comply with the requirements of a Current Report on Form 8-K to be filed with the Securities and Exchange Commission, or Commission, upon consummation of the business combination.

         As part of our investigation, our executive officer may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain provided information, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial and management resources.

         We believe that various types of potential candidates might find a business combination with us to be attractive. These include candidates desiring to create a public market for their securities in order to enhance liquidity for current stockholders, candidates which have long-term plans for raising capital through public sale of securities and believe that the prior existence of a public market for their securities would be beneficial, and candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the development of a public market for their securities will be of assistance in that process. Companies, which have a need for an immediate cash infusion, are not likely to find a potential business combination with us to be a prudent business transaction alternative.

Risk Factors Relating to Our Business Plan

         Our business plan and our ability to successfully implement our business plan are subject to certain risk factors, including, the following:

         We will be unable to successfully implement our business plan if HFG does not, or is unable, to provide us with adequate capital to conduct our operations and pay the expenses necessary to consummate a business combination.

         We are dependent upon HFG to pay our operating expenses and to fund the implementation of our plan of operation. If HFG fails, or is unable, to provide us with adequate capital to conduct our business operations including the implementation of our business plan, we may be unable to complete a merger or acquisition on or before June 20, 2009 as required by the Plan. In such event, Plan Shares held by HFI and our other stockholders will be cancelled and voided and the discharge and injunction provisions of the confirmation order, as they pertain to us, shall be deemed dissolved.

         There is no trading market for our securities which could impair our ability to find a suitable merger candidate.

         There is no public trading market for our securities and there can be no assurance that a trading market for our securities will exist if we complete a business combination. Although we intend to make our shares eligible for trading on the NASD's OTC Bulletin Board, the Plan provides that no active trading market shall exist for our securities until after the consummation of a business combination. The Plan further provides that our stockholders are enjoined from trading, selling or assigning the shares of common stock they received pursuant to the Plan until we consummate a business transaction. HFG, however, may transfer in a private transaction, a portion of its shares of our common stock prior to the consummation of a business combination to a single transferee or group of transferees under common control and to HFG employees and representatives, subject to compliance with applicable federal and state securities laws. Any such transfer shall be subject to the same restrictions as applicable to HFG under the Plan. Until such time as our securities are eligible for quotation on the OTC Bulletin Board, we will be at a competitive disadvantage with other companies, including shell companies, who have publicly traded securities, in attracting suitable candidates to participate in a business combination with us.

         We have no agreement for a business combination and we do not have any minimum requirements for a business combination.

         We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. We may not be successful in identifying and evaluating a suitable merger candidate or in consummating a business combination. We have not selected a particular industry or specific business within an industry for a target company. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target company to have achieved, or without which we would not consider a business combination with such business entity.

         The loss of the services of Timothy P. Halter, our sole officer and director, would adversely affect our ability to implement our business plan.

         Our management consists of only one person, Timothy P. Halter, our president and sole director. He will be the only person responsible for conducting our day-to-day operations and implementing our business plan. We will rely solely on the judgment of Mr. Halter when selecting a target company. Mr. Halter will only devote a limited amount of his time each month to our business. Mr. Halter has not entered into a written employment agreement with us and he is not expected to do so. The loss of the services of Mr. Halter would adversely affect our ability to implement our business plan.

         Conflicts of interest may arise between us and our stockholders, and HFG and Timothy P. Halter, during the implementation of our business plan which may have a negative impact on our ability to consummate a business transaction.

         Our sole officer and director, Timothy P. Halter, is not required to commit his full time to our affairs, which may result in a conflict of interest in allocating his time between our operations and other businesses. We do not intend to have any full time employees prior to the consummation of a business combination. Mr. Halter is engaged in several other business endeavors and is not obligated to contribute any specific number of hours to our affairs. If his other business affairs require him to devote more substantial amounts of time to such interests, it could limit his ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination.

         Mr. Halter, HFG and HFI, our majority stockholder, are affiliated with other shell companies with business activities similar to those intended to be conducted by us. Mr. Halter. HFG and HFI may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities to which they have fiduciary obligations. Accordingly, there may be conflicts of interest in determining to which entity a particular business opportunity should be presented.

         Depending upon the nature of a proposed transaction, our stockholders, other than HFI, may not be afforded the opportunity to approve or consent to a particular transaction.

         To implement our business plan we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by Mr. Halter and their fees will be paid by HFG. We anticipate that such persons may be engaged on an as needed basis without a continuing fiduciary or other obligation to us. If Mr. Halter considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates of HFG. Such advisors because of their relationship with HFG and Mr. Halter may not fully consider our best interest in rendering advice and services to us.

         We have no cash and no operations and may not have access to sufficient capital to consummate a business combination.

         Payment of our operating expenses and expenses of implementing our business plan is the responsibility of HFG. We may not be able to take advantage of any available business opportunities because of the limited and uncertain availability of capital. There is no assurance that HFG will have sufficient capital to provide us with the necessary funds to successfully implement our plan of operation or that HFG will continue to provide us with capital in the future.

         There may be a scarcity of and/or significant competition for business opportunities and combinations, which may impede our ability to consummate a merger or acquisition.

         We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of privately-held business entities. A large number of established and well-financed entities, including venture capital firms, are active in seeking potential merger and acquisition candidates for their clients and investors. Substantially all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we have and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with other public shell companies who may have more available funds or other assets that make them a more attractive candidate for a merger than we are.

         If we issue restricted stock in a merger transaction, such securities may only be resold pursuant to registration under the Securities Act of 1933, which may impair our ability to consummate a merger transaction.

         The securities we issue in a merger transaction will most likely be restricted securities as defined under Rule 144 of the Securities Act. Since we are a blank check or shell company, we believe the resale of restricted securities issued in a merger transaction will be subject to the restrictions as stated in the Wulff Letter. The Wulff Letter, as discussed below under "Part II,
Item 1 Market Price of and Dividends on the Registrant's Common Equity and Related Stockholders Matters - Securities Eligible for Future Sale," stated, in part, that the promoters and affiliates of blank check or shell companies, as well as transferees of their securities are "underwriters" with respect to such securities. Accordingly, transactions by promoters, affiliates or their transferees in securities of a blank check or shell company do not fall within the scope of the Rule 144 "safe harbor" for resales of securities or the Section
(4)(1) exemption from registration for resales under the Securities Act. It is the position of the SEC that these securities may be resold by such persons only pursuant to registration under the Securities Act. According to the Wulff Letter, this restriction would continue to apply even after the blank check or shell company completes a merger or acquisition transaction with an operating entity. The restriction on the resale of securities issued by us could impair our ability to consummate a merger transaction with the shareholders of an operating entity.

         Reporting requirements under the Exchange Act may delay or preclude a merger or acquisition.

         The rules and regulations of the Commission require a reporting shell company to timely provide in a Current Report on Form 8-K financial and other information, including audited financial statements, of the acquired company if we engage in a business combination, or if there is a change in our control. The additional time and costs that may be incurred by the potential target company to prepare audited financial statements and other information may significantly delay or essentially preclude consummation of an otherwise desirable acquisition.

         A business combination will result in a change in control of our company and significantly reduce the ownership interest of our current stockholders.

         In conjunction with completion of a business acquisition, we anticipate that we will issue an amount of our authorized but unissued common stock that will represent a significant majority of the voting power and equity of our company, which will, in all likelihood, result in stockholders of a target company obtaining a controlling interest in us and thereby reducing the ownership interest of our current stockholders. We may also issue preferred stock to the stockholders of a target company. Holders of preferred stock may have rights, preferences and privileges senior to those of our existing holders of common stock. As a condition of the business combination, HFI, our majority stockholder, may agree to sell or transfer all or a portion of the common stock it owns to provide the target company with majority control. The resulting change in control will likely result in the removal of our present officer and director and a corresponding reduction in, or elimination of, his participation in future business activities.

         We may engage in a business combination with a foreign entity which will subject us to additional business risks.

         We may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States of America. In such event, we may face the significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, we may encounter ongoing business risks associated with uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

         We may engage in a business combination that may have tax consequences to us and our stockholders.

         Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies and their stockholders, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both our company and the target entity and their stockholders. However, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Competition

         We expect to encounter substantial competition in our efforts to locate potential business combination opportunities. The competition may in part come from business development companies, venture capital partnerships and corporations, small investment companies and brokerage firms. Most of these organizations are likely to be in a better position than us to obtain access to potential business acquisition candidates because they have greater experience, resources and managerial capabilities than we do. We also will experience competition from other public companies with similar business purposes, some of which may also have funds available for use by an acquisition candidate.

Employees

         We have no employees. It is anticipated that HFG and Timothy P. Halter will engage consultants, attorneys and accountants as necessary for us to conduct our business operations and to implement and successfully complete our business plan. We do not anticipate employing any full-time employees until we have achieved our business purpose.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

         As a shell company, we have no operations and no or nominal assets. Although we have no assets or operations, we believe we possess a stockholder base which will make us an attractive merger or acquisition candidate to an operating privately-held company seeking to become publicly-held.

         We intend to locate and combine with an existing, privately-held company which has profitable operations or, in our management's view, potential for earnings and appreciation of value of its equity securities, irrespective of the industry in which it is engaged. A combination may be structured as a merger, consolidation, exchange of our common stock for stock or assets or any other form which will result in the combined companies becoming an operating publicly-held corporation.

         Pending negotiation and consummation of a business combination, we anticipate that we will have, aside from carrying on our search for a combination partner, no business activities, and, thus, will have no source of revenue. Should we incur any significant liabilities prior to a combination with a private company, we may not be able to satisfy such liabilities as they are incurred.

         If our management pursues one or more combination opportunities beyond the preliminary negotiations stage and those negotiations are subsequently terminated, it is likely that such efforts will exhaust our ability to continue to seek such combination opportunities before any successful combination can be consummated.

         In our pursuit for a business combination partner, our management intends to consider only combination candidates which are profitable or, in management's view, have growth potential. Our management does not intend to pursue any combination proposal beyond the preliminary negotiation stage with any combination candidate which does not furnish us with audited financial statements for its historical operations or can furnish audited financial statements in a timely manner. HFG may engage attorneys and/or accountants to investigate a combination candidate and to consummate a business combination. We may require payment of fees by such merger candidate to fund all or a portion of such expenses. To the extent we are unable to obtain the advice or reports from experts, the risks of any combined business combination being unsuccessful will be enhanced.

         We are not registered and we do not propose to register as an investment company under the Investment Company Act of 1940. We intend to conduct our business activities so as to avoid application of the registration and other provisions of the Investment Company Act of 1940 and the related regulations thereunder.

         We have no operating history, no cash, no assets and our business plan has significant business risks. Because of these factors, our Independent Registered Certified Public Accounting Firm has issued an audit opinion on our financial statements which includes a statement describing our going concern status. This means in our auditor's opinion, there is substantial doubt about our ability to continue as a going concern.

Liquidity and Capital Resources.

         We have no operations and will not generate any revenue until we consummate a business combination. We will need funds to support our operation and implementation of our plan of operation and to comply with the periodic reporting requirements of the Exchange Act. HFG has agreed to fund the expenses in implementing our plan of operation and to fund our operating expenses until we complete a business combination. We believe sufficient working capital will be provided by HFG for at least the next 12 months to support and preserve the integrity of our corporate entity and to fund the implementation of our business plan. If adequate funds are not available to us, we may be unable to complete our plan of operation. If we do not consummate a business combination by June 20, 2009, our Plan Shares will be cancelled and voided and the discharge and injunction provisions of the confirmation order, as they pertain to us, shall be deemed dissolved.

         We have no current plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the identity of a merger or acquisition candidate and we do not anticipate that we will incur any significant debt prior to a consummation of a business combination.


ITEM 3.  DESCRIPTION OF PROPERTY

         We do not own property. We currently maintain a mailing address at 12890 Hilltop Road, Argyle, TX 76226. Our telephone number is (972) 233-0300. Other than this mailing address, we do not currently maintain any other office facilities, and do not anticipate the need for maintaining office facilities at any time until we complete a business combination. We pay no rent or other fees for the use of the mailing address. The facilities are also used by HFG for its business operations. HFG provides us with the use of office equipment and administrative services as necessary to conduct our business activities, including the implementation of our business plan.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information at September 21, 2006, regarding the beneficial ownership of our common stock of each person or group know by us to beneficially own 5% or more of our outstanding shares of common stock; each of our executive officers and directors; and all our executive officers and directors as a group:

         Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares as beneficially owned by them.

         Name and Address (2)                      Shares Beneficially Owned (1)
                                                     Number        Percent (3)
         -----------------------------------------------------------------------
         Timothy P. Halter (4)                       350,000 (5)       70.0
         Halter Financial Investments, LP (6)       350,000            70.0
         Olga Guerra (7)                             46,564             9.3
         Directors and officers as a group          350,000            70.0
         (1 person)
         --------------------------

         (1) On September 21, 2006 there were 500,440 shares of our common stock outstanding and no shares of preferred stock issued and outstanding. We have no outstanding stock options or warrants.
         (2) Under applicable SEC rules, a person is deemed the "beneficial owner" of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person's economic interest in the security. Under SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.
         (3) In determining the percent of voting stock owned by a person on September 21, 2006 (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 500,440 shares of common stock outstanding on September 21, 2006, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.
         (4) Mr. Halter is our president and director. He also is a member of Halter Financial Investments GP, LLC, the general partner of Halter Financial Investments L.P. Mr. Halter's address is 12890 Hilltop Road, Argyle, TX 76226.
         (5) Mr. Halter is deemed to beneficially own the Plan Shares owned by Halter Financial Investments, L.P.
         (6) HFI's address is 12890 Hilltop Road, Argyle, TX 76226.
         (7) Olga Guerra's address is c/o Avery McDaniel, Attorney, 800 W. Weatherford Street, Fort Worth, Texas 76102.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors and executive officers are as follows:

         Name                     Age                 Positions Held
         ----                     ---                 --------------
         Timothy P. Halter        40         President, Chief Executive Officer,
                                             Secretary, Chief Financial Officer
                                             and Director

         Our directors serve until the next annual meeting of stockholders or until their successors are duly elected and have qualified. Directors are elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between Mr. Halter or any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management  stockholders  will  exercise  their voting rights to continue to elect  directors to our board.  There are also no  arrangements,  agreements  or
understandings  between   non-management   stockholders  that  may  directly  or
indirectly  participate in or influence the management of our affairs. Our board of directors does not have any committees at this time.

         Timothy P. Halter.  Since 1995,  Mr.  Halter has been the president and the sole  stockholder of Halter  Financial  Group,  Inc., a Dallas,  Texas based consulting firm specializing in the area of mergers,  acquisitions and corporate finance.  In September 2005, Mr. Halter and other minority  partners formed HFI.
HFI conducts no business  operations.  Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (Nasdaq: DXPE), and is an officer and director of Nevstar  Corporation,  a Nevada  corporation,  Concept  Ventures
Corporation,   a  Nevada  corporation,   Robcor  Properties,   Inc.,  a  Florida
corporation,  BTHC III, Inc.,  BTHC VI, Inc. and BTHC VII, Inc., each a Delaware corporation.  Each of the afore-referenced companies is current in the filing of their periodic  reports with the SEC.  Except for DXP  Enterprises,  each of the afore-referenced  companies for which Mr. Halter acts as an officer and director may be deemed shell corporations.  Mr. Halter will devote as much of his time to our business affairs as may be necessary to implement our business plan.

         Mr.  Halter has  significant  experience  acting in the capacity of the principal  stockholder,  a director  and an  executive  officer  of blank  check companies.  The following table identifies those companies with which Mr. Halter has been  affiliated  that  operated as a blank  check  company at some point in their history and whose  securities are  registered  under the Exchange Act. The table  also  details  Mr.  Halter's  prior  and  present  involvement  with each referenced company and the current status of each company's business operations.
The  business  descriptions  provided  below  are  derived  from the  respective
entities'   periodic   reports  as  filed  with  the  SEC.  Except  for  Nevstar
Corporation,  BTHC III, Inc.,  BTHC VI, Inc., BTHC VII, Inc.,  Concept  Ventures
Corporation,   and  Robcor  Properties,   Inc.,  we  have  made  no  independent
verification of the accuracy of the disclosure  found in such reports or whether the enities are current in the filing of their respective  periodic reports with the SEC.

         As noted in the table below, Mr. Halter is currently a director, officer and principal shareholder of BTHC III, Inc., BTHC VI, Inc., BTHC VII,
Inc., Concept Ventures Corporation,  Nevstar Corporation, and Robcor Properties,
Inc. Regarding the other registrants listed in the table, Mr. Halter was not affiliated with any of the operating businesses prior to the consummation of the reverse merger transaction and resigned as an officer and director upon consummation of the transaction. After the merger transaction, Mr. Halter did not participate in the management of any of the registrants and ceased being a principal shareholder. Other than being a minority shareholder of certain of the registrants, Mr. Halter is not affiliated with, and does not control, any of the registrants.

---------------------- ------------------------------- ----------------------------------- -----------------------------
Name of Registrant     Date of Registration/SEC File   Nature of Interest                  Current Status of Registrant
                       Number
---------------------- ------------------------------- ----------------------------------- -----------------------------
Avatar Systems, Inc.   Form 10 filed on June 25,       Mr. Halter remains a minority       The company is in the
                       2001; SEC File Number           stockholder of the company.  Mr.    business of providing
                       000-32925                       Halter resigned as an officer and   petroleum industry
                                                       director of the company as a        solutions for accounting
                                                       result of a change in control       and financial management.
                                                       transaction completed on November
                                                       14, 2000.
---------------------- ------------------------------- ----------------------------------- -----------------------------
Bitech Pharma, Inc.    Form 10 filed on December       Mr. Halter remains a minority       The company is in the
                       16, 2005; SEC File Number       stockholder of the company.  Mr.    business of developing and
                       000-51684                       Halter resigned as an officer and   producing therapeutic
                                                       director of the company as a        protein products.
                                                       result of a change in control
                                                       transaction completed on June 30,
                                                       2005.
---------------------- ------------------------------- ----------------------------------- -----------------------------
BTHC III, Inc.         Form 10 filed on April 4,       Mr. Halter acquired control on      The company is a shell
                       2006; SEC File Number 0-51891   November 2, 2005 and currently      company.
                                                       serves as its sole officer and
                                                       director.
---------------------- ------------------------------- ----------------------------------- -----------------------------
BTHC VI, Inc.          Form 10 filed on July 6,        Mr. Halter acquired control on      The company is a shell
                       2006; SEC File Number           June 7, 2005 and currently serves   company.
                       000-52108                       as its sole officer and director.
---------------------- ------------------------------- ----------------------------------- -----------------------------
BTHC VII, Inc.         Form 10 filed on July 10,       Mr. Halter acquired control on      The company is a shell
                       2006; SEC File Number           June 7, 2005 and currently serves   company.
                       000-52123                       as its sole officer and director.
---------------------- ------------------------------- ----------------------------------- -----------------------------


                                       12

---------------------- ------------------------------- ----------------------------------- -----------------------------
China Agritech, Inc.   Form 10 filed on February 2,    Mr. Halter acquired a controlling   The company is currently
                       2002; Current SEC File Number   interest in the company on May      engaged in the business of
                       0-49608                         25, 2004, and acted as its sole     producing organic liquid
                                                       officer and director until his      compound fertilizers.
                                                       resignation as a result of a
                                                       change in control transaction
                                                       completed on February 3, 2005.
                                                       Mr. Halter remains a minority
                                                       stockholder of the company.
---------------------- ------------------------------- ----------------------------------- -----------------------------
China BAK Battery,     The company originally filed    Mr. Halter acquired a controlling   The company is a
Inc.                   a registration statement on     interest in the company on June     manufacturer of lithium
                       Form S-1 on June 10, 2000 and   14, 2004, and acted as its sole     -ion batteries and related
                       a Form 8-A12G on March 29,      officer and director until his      products.
                       2002; SEC File Number           resignation as a result of a
                       000-49712                       change in control transaction
                                                       completed on January 20, 2005.
                                                       Mr. Halter remains a minority
                                                       stockholder of the company
---------------------- ------------------------------- ----------------------------------- -----------------------------
China Digital          The company originally became   Mr. Halter acquired a controlling   The company is a provider
Wireless, Inc.         obligated to file reports       interest in the company on          of value added information
                       with the SEC in 1983 with the   February 23, 2004, and acted as     services to mobile phone
                       filing of a Registration        its sole officer and director       subscribers in China.
                       Statement on Form S-18(File     until his resignation as a result
                       Number 2-84351); Current SEC    of a change in control
                       File Number 0-12536.            transaction completed on June 23,
                                                       2004. Mr. Halter remains a
                                                       minority stockholder of the
                                                       company.
---------------------- ------------------------------- ----------------------------------- -----------------------------
China Pharma           Form 10 filed on February 15,   Mr. Halter acquired a controlling   The company's primary
Holdings, Inc.         2000; SEC File Number           interest in the company on May      business is research,
                       000-29523                       11, 2005, and acted as its sole     development, manufacturing
                                                       officer and director until the      and sale of
                                                       completion of a change in control   bio-pharmaceutical
                                                       transaction on October 20, 2005.    products.
                                                       Mr. Halter remains a minority
                                                       stockholder of the company.
---------------------- ------------------------------- ----------------------------------- -----------------------------
Concept Capital        Form 10-SB filed on April 29,   Mr. Halter acquired control of      The company is a shell
Corporation            1999; SEC File Number           the company on June 30, 2006 and    company.
                       000-25901                       currently serves as its sole
                                                       officer and director.
---------------------- ------------------------------- ----------------------------------- -----------------------------
Games, Inc.            Form 10 filed on November 15,   Mr. Halter remains a minority       The company is a technology
                       2001; SEC File Number           stockholder of the company.  Mr.    company operating in the
                       000-33345                       Halter resigned as an officer and   area of interactive
                                                       director of the company as a        entertainment.
                                                       result of a change in control
                                                       transaction completed on
                                                       September 30, 2001.
---------------------- ------------------------------- ----------------------------------- -----------------------------
KMG Chemicals, Inc.    Form 10 filed on December 6,    Mr. Halter is not a current         The company is a seller of
                       1996; SEC File Number           stockholder of the company.  Mr.    industrial wood preserving
                       000-29278                       Halter resigned as an officer and   chemicals in the United
                                                       director of the company as a        States.
                                                       result of a change in control
                                                       transaction completed on October
                                                       15, 1996.
---------------------- ------------------------------- ----------------------------------- -----------------------------
MGCC Investment        The company became public via   Mr. Halter remains a minority       The company is a
Strategies, Inc.       the filing of a SB-2            stockholder of the company.  Mr.    manufacturer of auto parts.
                       registration statement filed    Halter resigned as an officer and
                       in October 2001, SEC File       director of the company as a
                       Number 000-50883                result of the change in control
                                                       transaction completed on June 22,
                                                       2006.
---------------------- ------------------------------- ----------------------------------- -----------------------------
Microwave              Form 10 filed on March 31,      Mr. Halter is not a current         The company is currently
Transmission           2000; SEC File Number           stockholder of the company.  Mr.    engaged in the business of
Systems, Inc.          000-30722                       Halter resigned as an officer and   constructing and
                                                       director of the company on as a     maintaining wireless
                                                       result of a change in control       communications transmitting
                                                       transaction completed on August     and recovering facilities.
                                                       6, 1999.
---------------------- ------------------------------- ----------------------------------- -----------------------------



                                       13

---------------------- ------------------------------- ----------------------------------- -----------------------------
Nevstar Corporation    The Company filed a             Mr. Halter acquired control of      The company is a shell
                       registration statement on       the company on October 11, 2005     company.
                       Form S-1 on September 24,       and currently serves as its sole
                       1997; SEC File Number           officer and director.
                       000-21071
---------------------- ------------------------------- ----------------------------------- -----------------------------
Playlogic              The company filed with the      Mr. Halter acquired a controlling   The company is presently
Entertainment, Inc.    SEC a registration statement    interest in the company on          engaged in the business of
                       on Form SB-2 on August 30,      December 15, 2004, and acted as     developing gaming software.
                       2001 and a Form 8-A12G on       its sole officer and director
                       February 28, 2002; SEC File     until the completion of a change
                       Number 000-49649                in control transaction on June 3,
                                                       2005. Mr. Halter remains a
                                                       minority stockholder of the
                                                       company.
---------------------- ------------------------------- ----------------------------------- -----------------------------
Polymedix, Inc.        Form 10 filed on April 5,       Mr. Halter resigned as an officer   The company is a
                       2006; SEC File Number           and director on October 6, 2005.    bio-technology company
                       000-51895                       Mr. Halter remains a minority       focusing on research of
                                                       stockholder of the company          infectious diseases.
---------------------- ------------------------------- ----------------------------------- -----------------------------
Robcor Properties,     The company became public via   Mr. Halter acquired control of      The company will continue
Inc.                   the filing of a SB-2            the company on May 6, 2006 and      its current business
                       registration statement filed    currently serves as its sole        operations of owning and
                       on May 19, 2005; SEC File       officer and director                operating income producing
                       Number 000-51708                                                    real estate. However, the
                                                                                           company is seeking a
                                                                                           combination transaction
                                                                                           with a private operating
                                                                                           business.
---------------------- ------------------------------- ----------------------------------- -----------------------------
RTO Holdings, Inc.     The Company originally became   Mr. Halter acquired control of      The company is presently
                       public in 1986 pursuant to      the company on June 21, 2006 and    engaged in the development
                       the filing of a registration    served as its sole officer and      and operation of ethanol
                       statement under the             director until August 29, 2006      manufacturing facilities.
                       Securities Act of 1933; SEC     when a change in control
                       File Number 000-15579           transaction was consummated. Mr.
                                                       Halter remains a minority
                                                       stockholder of the company.
---------------------- ------------------------------- ----------------------------------- -----------------------------
Segmentz, Inc.         Form 10 filed on January 30,    Mr. Halter remains a minority       The company is currently
                       2002; SEC File Number           stockholder of the company.  Mr.    engaged in the business of
                       000-49606                       Halter resigned as officer and      providing transportation
                                                       director of the company as a        services to clients in the
                                                       result of a change in control       U.S. and Canada.
                                                       transaction completed on January
                                                       31, 2001.
---------------------- ------------------------------- ----------------------------------- -----------------------------
Shelron Group, Inc.    Form 10 filed on October 11,    Mr. Halter is not a current         The company is currently
                       2000; SEC File Number           stockholder of the company.  Mr.    engaged in the business of
                       000-31176                       Halter resigned as an officer and   developing business
                                                       director of the company as a        intelligence software and
                                                       result of a change in control       comparative shopping
                                                       transaction completed on April      software programs.
                                                       26, 2000.
---------------------- ------------------------------- ----------------------------------- -----------------------------
Tiens Biotech Group,   Form 10 filed on March 7,       Mr. Halter remains a minority       The Company primarily
Inc.                   2002; SEC File Number           stockholder of the company.  Mr.    engages in the development,
                       000-49666                       Halter resigned as an officer and   manufacturing, and
                                                       director of the company as a        marketing of nutrition
                                                       result of a change in control       supplement products.
                                                       transaction completed on February
                                                       11, 2002.
---------------------- ------------------------------- ----------------------------------- -----------------------------
Winner Medical         The company originally became   Mr. Halter acquired a controlling   The company is involved in
Group, Inc.            obligated to file reports       interest in the company on          the development,
                       with the SEC as the result of   November 4, 2005, and acted as      manufacturing and marketing
                       its 1989 filing of a            its sole officer and director       of medical dressings and
                       registration statement on       until the completion of a change    medical disposables.
                       Form S-18; SEC File Number      in control transaction on
                       000-16547                       December 16, 2005.  Mr. Halter
                                                       remains a minority stockholder of
                                                       the company.
---------------------- ------------------------------- ----------------------------------- -----------------------------


                                       14

---------------------- ------------------------------- ----------------------------------- -----------------------------
Zeolite Exploration    The company originally became   Mr. Halter acquired a controlling   The company owns and
Company                public with the filing of a     interest in the company on          operates a nano
                       Registration Statement on       November 30, 2005, and acted as     precipitated calcium
                       Form SB-2 on October 23,        its sole officer and director       carbonate manufacturing
                       2002; SEC File Number           until the completion of a change    company in China.
                       333-74670                       in control transaction on March
                                                       31, 2006.  Mr. Halter remains a
                                                       minority stockholder of the
                                                       company.
---------------------- ------------------------------- ----------------------------------- -----------------------------

         In addition to the companies listed above, Mr. Halter is an officer, director, and shareholder of several private companies, including the Ballantrae entities discussed in "Item 1. Description of Business - Plan of Reorganization."

         It is specifically noted that the relative success or failure of any of the entities referenced above subsequent to Mr. Halter's affiliation should not be deemed an indication of the possibility of our success or failure upon the completion of our current plan of operations.

ITEM 6. EXECUTIVE COMPENSATION

Executive Officers

         No officer or director has received any compensation from us. Until we consummate a business combination, it is not anticipated that any officer or director will receive compensation from us.

         We have no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

         Our board of directors appoints our executive officers to serve at the discretion of the board. Timothy P. Halter is our sole officer and director. Our directors receive no compensation for serving on the board. Until we consummate a business combination, we do not intend to reimburse our officers or directors for travel and other expenses incurred in connection with attending the board meetings or for conducting business activities.

Executive Compensation

         Timothy P. Halter has received no compensation nor have we accrued any cash or non-cash compensation for his services since he was elected as an officer and director. He will not receive any compensation for his services as our sole officer and director until after we complete a business combination.

         We do not have any employment or consulting agreements with any parties nor do we have a stock option plan or other equity compensation plans.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Other than the participation of HFG and Timothy P. Halter in our Plan of Reorganization and the issuance to HFG of 350,000 shares of our common stock for satisfaction of certain administrative claims and for HFG's agreement to provide us with certain services as discussed in "Item 1- Description of Business", there are no relationships or transactions between us and any of our directors, officers and principal stockholders.

ITEM 8. DESCRIPTION OF SECURITIES

Capital Stock

         Our authorized capital stock consists of 40 million shares of common stock and 10 million shares of preferred stock. Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by our board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

         Pursuant to our Certificate of Incorporation, our board has the authority, without further stockholder approval, to provide for the issuance of up to 10 million shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Our board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of our company.

Provisions Having A Possible Anti-Takeover Effect

         Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board and to discourage certain types of transactions which may involve an actual or threatened change of our control. Our board is authorized to adopt, alter, amend and repeal our Bylaws or to adopt new Bylaws. In addition, our board has the authority, without further action by our stockholders, to issue up to 10 million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at l.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Description of Business" and "Management's Discussion and Analysis or Plan of Operation". These uncertainties and other factor include, but are not limited to: our ability to locate a business opportunity for merger; the terms of our acquisition of or participation in a business opportunity; and the operating and financial performance of any business combination with us.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements, the reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

         There is no public trading market for our securities. We will seek to make our shares eligible for quotation on the NASD's OTC Bulletin Board. However, the Plan provides that no active trading market shall exist for our securities until after the consummation of a business combination. No assurance can be given that an active market will exist after we complete a business combination. The Plan further provides that our stockholders are enjoined from trading, selling or assigning their Plan Shares until we consummate a transaction. HFG, however, may transfer in a private transaction, a portion of its shares of our common stock prior to the consummation of a business combination to a single transferee or group of transferees under common control and to HFG employees and representatives, subject to compliance with applicable federal and state securities laws. Any such transferee shall be subject to the same restrictions as applicable to HFG under the Plan.

         Effective August 16, 2006, HFG transferred 350,000 Plan Shares to its affiliate, HFI.

         We have no equity compensation or other types of employee benefit plans.

Transfer Agent

         We have engaged Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034 (telephone number 469.633.0100) as our transfer agent. The Plan Shares have been issued and are being held by the transfer agent until a business combination is consummated.

Reports to Stockholders

         We plan to furnish our stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by our independent registered public accounting firm. In the event we enter into a business combination with another company, we anticipate that management will continue furnishing annual reports to stockholders. Additionally, we may, in our sole discretion, issue unaudited quarterly or other interim reports to our stockholders when we deem appropriate. Upon effectiveness of this registration statement, we intend to maintain compliance with the periodic reporting requirements of the Exchange Act.

         Holders. As of September 21, 2006, there were a total of 500,440 shares of our common stock outstanding, held by approximately 581 stockholders of record.

         Dividends. We have not declared any dividends on our common stock since inception and do not intend to pay dividends on our common stock in the foreseeable future.

Securities Eligible for Future Sale

         We relied, based on the confirmation order we received from the Bankruptcy Court, on Section 1145(a)(1) of the Bankruptcy Code to exempt from the registration requirements of the Securities Act of 1933, as amended, both the offer of the Plan Shares which may have been deemed to have occurred through the solicitation of acceptances of the Plan of Reorganization and the issuance of the Plan Shares pursuant to the Plan of Reorganization. In general, offers and sale of securities made in reliance on the exemption afforded under Section 1145(a)(1) of the Bankruptcy Code are deemed to be made in a public offering, so that the recipients thereof, are free to resell such securities without registration under the Securities Act.

         We currently do not have any outstanding restricted securities as defined in Rule 144. We do not intend to issue any securities prior to consummating a reverse merger transaction. The securities we issue in a merger transaction will most likely be restricted securities. Since we are a blank check or shell company, we believe the resale of restricted securities we issue in a merger transaction will be subject to the restrictions as stated in the Wulff Letter discussed below.

         Generally, restricted securities can be resold under Rule 144 once they have been held for at least one year, provided that the securities satisfies the current public information requirements of the Rule; no more than 1% of the outstanding securities of the issuer are sold in any three month period; the seller does not arrange or solicit the solicitation of buyers for the securities in anticipation of or in connection with the sale transactions and does not make any payment to anyone in connection with the sale transactions except the broker dealer who executes the trade or trades in the securities; the shares are sold in broker's transactions only; the seller files a Notice on Form 144 with the Securities and Exchange Commission at or prior to the sales transactions; and the seller has a bona fide intent to sell the securities within a reasonable time of the filing. Once two years have lapsed, assuming the holder of the securities is not an affiliate of the issuer, unlimited sales can be made without further compliance with the terms and provisions of Rule 144.

         In January, 2000, Richard K. Wulff, the Chief of the Securities and Exchange Commission's Office of Small Business, wrote a letter to Ken Worm, the Assistant Director of the OTC Compliance Unit of NASD Regulation, Inc. (the Wulff Letter). The Wulff Letter was written in response to a request for guidance from Mr. Worm. In his request, Mr. Worm referred to several situations in which non-affiliate stockholders of blank check or shell companies had sought to treat their shares as free trading or unrestricted securities. As defined in the Wulff Letter, a blank check or shell company is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

         Citing the concerns of the United States Congress and the Securities and Exchange Commission over potential fraud and market manipulations involving blank check or shell companies, the Wulff Letter stated that the promoters and affiliates of blank check or shell companies, as well as transferees of their securities, are "underwriters" with respect to such securities. Accordingly, transactions in these companies' securities by promoters, affiliates or their transferees do not fall within the scope of the Rule 144 "safe harbor" resales for securities that have been beneficially owned for at least one year and that satisfy informational and certain other requirements of the Rule, or the Section 4(1) exemption from registration for resales under the Securities Act, that exempts sales by persons other than "an issuer, underwriter or a dealer." As a result, it is the position of the Securities and Exchange Commission that these securities may be resold by these persons only pursuant to registration under the Securities Act. According to the Wulff Letter, this restriction would continue to apply even after the blank check or shell company completes a merger or acquisition transaction with an operating entity.

ITEM 2. LEGAL PROCEEDINGS

         Other than being subject to the provisions of the Plan and confirmation order, we are not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

         Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the Plan of Reorganization, we issued an aggregate of 500,440 shares of our common stock to 581 of our holders of administrative and tax claims and unsecured debt. Such shares were issued in accordance with
Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         We have the authority under the Delaware General Corporation Law to indemnify our directors and officers to the extent provided for in such statute. Set forth below is a discussion of Delaware law regarding indemnification which we believe discloses the material aspects of such law on this subject. The Delaware law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

o        conducted himself in good faith;

o reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

o in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

         A corporation may indemnify a person under the Delaware law against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

         Our Certificate of Incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for an act or omission in such directors' capacity as a director; provided, however, that the liability of such director is not limited to the extent that such director is found liable for (a) a breach of the directors' duty of loyalty to us or our stockholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability of the director is expressly provided under Delaware law. Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of case, even though such an action, if successful, might otherwise have benefited us or our stockholders.

         Our Bylaws provide that we will indemnify our directors to the fullest extent provided by Delaware General Corporation Law and we may, if and to the extent authorized by our board of directors, so indemnify our officers and other persons whom we have the power to indemnify against liability, reasonable expense or other matters.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by BTHC X, Inc., of expenses incurred or paid by a director, officer or controlling person of BTHC X, Inc., in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will

(unless in the opinion of our counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S

         The financial information beginning on page F-l hereof is provided in accordance with the requirements of Item 310 of Regulation S-B.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

         See attached Index to Exhibits.

ITEM 2. DESCRIPTION OF EXHIBITS

         The following documents are filed as exhibits to this Registration
Statement:

Exhibit                            Description of Exhibit
--------------------------------------------------------------------------------

2.1 First Amended Joint Plan of Reorganization filed by the Debtors and Official Committee of Unsecured Creditors, In the United States Bankruptcy Court, Northern District of Texas, Dallas Division, In Re:
         Ballantrae Healthcare, LLC, et. al., Debtors, Case No. 03-33152-HDH-11, dated September 29, 2004.

2.2 Order Confirming First Amended and Joint Plan of Reorganization, Chapter 11, Case No. 03-33152-HDH-11, Signed November 29, 2004.

3.1 Agreement and Plan of Merger by and between BTHC X, Inc. and BTHC X, LLC, dated August 15, 2006.

3.2 Certificate of Merger as filed with the Secretary of State of the State of Delaware on August 16, 2006.

3.3 Articles of Merger as filed with the Secretary of State of the State of Texas on August 16, 2006.

3.4      Certificate of Incorporation of BTHC X, Inc.

3.5      Bylaws of BTHC X, Inc.

4.1      Form of common stock certificate.
-----------------

                                  BTHC X, Inc.
                          (a development stage company)

                                    Contents


                                                                            Page
                                                                            ----

Report of Independent Registered Certified Public Accounting Firm            F-2

Financial Statements

   Balance Sheets
     as of June 30, 2006, December 31, 2005 and 2004                         F-3

   Statements of Operations and Comprehensive Loss
     for the six months ended June 30, 2006,
     the year ended December 31, 2005,
     the period from November 29, 2004 (date of bankruptcy settlement)
       through December 31, 2004 and
     the period from November 29, 2004 (date of bankruptcy settlement)
       through June 30, 2006                                                 F-4

   Statements of Changes in Stockholders' Equity
     for the period from November 29, 2004 (date of bankruptcy settlement)
       through June 30, 2006                                                 F-5

   Statements of Cash Flows
     for the six months ended June 30, 2006,
     the year ended December 31, 2005,
     the period from November 29, 2004 (date of bankruptcy settlement)
        through December 31, 2004 and
     the period from November 29, 2004 (date of bankruptcy settlement)
       through June 30, 2006                                                 F-6

   Notes to Financial Statements                                             F-7

                        LETTERHEAD OF S. W. HATFIELD, CPA
                        ---------------------------------

        REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
        -----------------------------------------------------------------


Board of Directors and Stockholders
BTHC X, Inc.

We have audited the accompanying balance sheets of BTHC X, Inc. (a Delaware corporation and a development stage company) as of June 30, 2006, December 31, 2005 and 2004 and the related statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for the six months ended June 30, 2006, the year ended December 31, 2005, the period from November 29, 2004 (date of bankruptcy settlement) through December 31, 2004 and the period from November 29, 2004 (date of bankruptcy settlement) through June 30, 2006, respectively. These financial statements are the sole responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTHC X, Inc. (a development stage company) as of June 30, 2006, December 31, 2005 and 2004 and the results of its operations and cash flows for the six months ended June 30, 2006, the year ended December 31, 2005, the period from November 29, 2004 (date of bankruptcy settlement) through December 31, 2004 and the period from November
29. 2004 (date of bankruptcy settlement) through June 30, 2006, respectively, in conformity with generally accepted accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company has no viable operations or significant assets and is dependent upon significant stockholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note D. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.



                                                        /s/ S. W. Hatfield, CPA
                                                       -------------------------
                                                       S. W. HATFIELD, CPA
Dallas, Texas
August 23, 2006


                                  BTHC X, Inc.
                          (a development stage company)
                                 Balance Sheets
                    June 30, 2006, December 31, 2005 and 2004


                                                                    June 30,      December 31,   December 31,
                                                                      2006            2005           2004
                                                                  ------------    ------------   ------------
                                     ASSETS
                                     ------
Current Assets
   Cash on hand and in bank                                       $       --      $       --     $       --
   Due from controlling shareholder                                        537           1,000          1,000
                                                                  ------------    ------------   ------------

     Total Assets                                                 $        537    $      1,000   $      1,000
                                                                  ============    ============   ============



                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------
Current Liabilities
   Accounts payable - trade                                       $       --      $       --     $       --
                                                                  ------------    ------------   ------------

     Total Liabilities                                                    --              --             --
                                                                  ------------    ------------   ------------


Commitments and Contingencies


Stockholders' Equity (Deficit)
   Preferred stock - $0.001 par value
     10,000,000 shares authorized
     None issued and outstanding                                          --              --             --
   Common stock - $0.001 par value
     40,000,000 shares authorized
     500,440 shares issued and outstanding                                 500             500            500
   Additional paid-in capital                                              500             500            500
   Deficit accumulated during the development stage                       (463)           --             --
                                                                  ------------    ------------   ------------

     Total Stockholders' Equity (Deficit)                                  537           1,000          1,000
                                                                  ------------    ------------   ------------

     Total Liabilities and
       Stockholders' Equity (Deficit)                             $        537    $      1,000   $      1,000
                                                                  ============    ============   ============


The accompanying notes are an integral part of these financial statements.


                                  BTHC X, Inc.
                          (a development stage company)
                 Statements of Operations and Comprehensive Loss
                         Six months ended June 30, 2006,
                          Year ended December 31, 2005,
          Period from November 29, 2004 (date of bankruptcy settlement)
           through December 31, 2004 and Period from November 29, 2004
              (date of bankruptcy settlement) through June 30, 2006


                                                                    Period from    Period from
                                                                    November 29,   November 29,
                                                                        2004           2004
                                                                     (date of       (date of
                                                                    bankruptcy     bankruptcy
                                     Six months          Year       settlement)    settlement)
                                       ended            ended         through        through
                                      June 30,       December 31,   December 31,     June 30,
                                        2006             2005           2004           2006
                                    -------------    ------------   ------------   -------------
Revenues                            $        --      $       --     $       --     $        --
                                    -------------    ------------   ------------   -------------

Operating expenses
   Reorganization costs                       463            --             --               463
                                    -------------    ------------   ------------   -------------

Income from operations                       (463)           --             --              (463)

Provision for income taxes                   --              --             --              --
                                    -------------    ------------   ------------   -------------

Net loss                                     (463)           --             --              (463)

Other comprehensive income                   --              --             --              --
                                    -------------    ------------   ------------   -------------

Comprehensive loss                  $        (463)   $       --     $       --     $        (463)
                                    =============    ============   ============   =============

Loss per weighted-average share
   of common stock outstanding,
   computed on net loss - basic
   and fully diluted                          nil             nil            nil             nil
                                    =============    ============   ============   =============

Weighted-average number of shares
   of common stock outstanding -
   basic and fully diluted                500,440         500,440   5     00,440         500,440
                                    =============    ============   ============   =============





The accompanying notes are an integral part of these financial statements.


                                  BTHC X, Inc.
                          (a development stage company)
                  Statement of Changes in Stockholders' Equity
           (Deficit) Period from November 29, 2004 (date of bankruptcy settlement) through June 30, 2006


                                                                                 Deficit
                                                                               accumulated
                                            Common Stock         Additional    during the
                                     -------------------------     paid-in     development
                                        Shares        Amount       capital        stage          Total
                                     -----------   -----------   -----------   -----------    -----------
Stock issued through bankruptcy
   settlement on November 29, 2004       500,440   $       500   $       500   $      --      $     1,000

Net loss for the period                     --            --            --            --             --
                                     -----------   -----------   -----------   -----------    -----------

Balances at December 31, 2004            500,440           500           500          --            1,000

Net loss for the year                       --            --            --            --             --
                                     -----------   -----------   -----------   -----------    -----------

Balances at December 31, 2005            500,440           500           500          --            1,000

Net loss for the period                     --            --            --            (463)          (463)
                                     -----------   -----------   -----------   -----------    -----------

Balances at June 30, 2006                500,440   $       500   $       500   $      (463)   $       537
                                     ===========   ===========   ===========   ===========    ===========












The accompanying notes are an integral part of these financial statements.


                                  BTHC X, Inc.
                          (a development stage company)
                            Statements of Cash Flows
                         Six months ended June 30, 2006,
                          Year ended December 31, 2005,
          Period from November 29, 2004 (date of bankruptcy settlement)
           through December 31, 2004 and Period from November 29, 2004
              (date of bankruptcy settlement) through June 30, 2006


                                                                            Period from     Period from
                                                                            November 29,    November 29,
                                                                                2004            2004
                                                                             (date of        (date of
                                                                            bankruptcy      bankruptcy
                                             Six months         Year        settlement)     settlement)
                                               ended           ended          through         through
                                              June 30,      December 31,    December 31,      June 30,
                                                2006            2005            2004            2006
                                            ------------    -------------   -------------   ------------
Cash Flows from Operating Activities
   Net loss for the period                  $       (463)   $        --     $        --     $       (463)
   Adjustments to reconcile net loss
     to net cash provided by
     operating activities
     Increase in accounts payable-trade             --               --              --             --
                                            ------------    -------------   -------------   ------------

Net cash used in operating activities               (463)            --              --             (463)
                                            ------------    -------------   -------------   ------------


Cash Flows from Investing Activities
   Cash held in trust by
     majority shareholder - net                     (537)            --              --             (537)
                                            ------------    -------------   -------------   ------------

Net cash used in investing activities               (537)            --              --             (537)
                                            ------------    -------------   -------------   ------------


Cash Flows from Financing Activities
   Cash funded from bankruptcy trust               1,000             --              --            1,000
                                            ------------    -------------   -------------   ------------

Net cash provided by financing activities          1,000             --              --            1,000
                                            ------------    -------------   -------------   ------------

Increase in Cash                                    --               --              --             --

Cash at beginning of period                         --               --              --             --
                                            ------------    -------------   -------------   ------------

Cash at end of period                       $       --      $        --     $        --     $       --
                                            ============    =============   =============   ============


Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid during the period        $       --      $        --     $        --     $       --
                                            ============    =============   =============   ============
     Income taxes paid during the period    $       --      $        --     $        --     $       --
                                            ============    =============   =============   ============





The accompanying notes are an integral part of these financial statements.

                                  BTHC X, Inc.
                          (a development stage company)

                          Notes to Financial Statements


Note A - Background and Description of Business

BTHC X, Inc. (Company) was formed on March 31, 2006, and incorporated on August 16, 2006, in accordance with the Laws of the State of Delaware. The Company is the U. S. Bankruptcy Court mandated reincorporation of and successor to BTHC X, LLC, a Texas Limited Liability Company which was discharged from bankruptcy on November 29, 2004. The effective date of the merger of BTHC X, Inc. and BTHC X, LLC was August 16, 2006.

The Company's emergence from Chapter 11 of Title 11 of the United States Code on November 29, 2004 created the combination of a change in majority ownership and voting control - that is, loss of control by the then-existing stockholders, a court-approved reorganization, and a reliable measure of the entity's fair value
- resulting in a fresh start, creating, in substance, a new reporting entity. Accordingly, the Company, post bankruptcy, has no significant assets, liabilities or operating activities. Therefore, the Company, as a new reporting entity, qualifies as a "development stage enterprise" as defined in Statement of Financial Accounting Standard No. 7, as amended.

The Company's post-bankruptcy business plan is to locate and combine with an existing, privately-held company which is profitable or, in management's view, has growth potential, irrespective of the industry in which it is engaged. However, the Company does not intend to combine with a private company which may be deemed to be an investment company subject to the Investment Company Act of 1940. A combination may be structured as a merger, consolidation, exchange of the Company's common stock for stock or assets or any other form which will result in the combined enterprise's becoming a publicly-held corporation.


Note B - Bankruptcy Action

Commencing on March 28, 2003, BTHC X, LLC filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, Northern District of Texas - Dallas Division (Bankruptcy Court). The Company's bankruptcy action was part of a combined case (Case No. 03-33152-HDH-11) encompassing the following related entities: Ballantrae Healthcare, LLC; Ballantrae Texas, LLC; Ballantrae New Mexico, LLC; Ballantrae Missouri, LLC; Ballantrae Illinois, LLC; BTHC I, LLC; BTHC II, LLC; BTHC III, LLC; BTHC IV, LLC; BTHC V, LLC; BTHC VI, LLC; BTHC VIII, LLC; BTHC VIIII, LLC; BTHC X, LLC; BTHC XI, LLC; BTHC XII, LLC; BTHC XIV, LLC; BTHC XV, LLC; BTHC XVII, LLC; BTHC XIX, LLC; BTHC XX, LLC; BTHC XXI, LLC; BNMHC I, LLC; BMOHC II, LLC; BILHC I, LLC, BILHC II, LLC; BILHC III, LLC; BILHC IV, LLC; BILHC V, LLC.

All assets, liabilities and other claims against the Company and it's affiliated entities were combined for the purpose of distribution of funds to creditors. Each of the entities otherwise remained separate corporate entities. From the commencement of the bankruptcy proceedings through November 29, 2004 (the effective date of the Plan of Reorganization), all secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation.

A Plan of Reorganization was approved by the United States Bankruptcy Court, Northern District of Texas - Dallas Division on November 29, 2004. The Plan of Reorganization, which contemplates the Company entering into a reverse merger transaction, provided that certain identified claimants as well as unsecured creditors, in accordance with the allocation provisions of the Plan of Reorganization, and the Company's new controlling stockholder would receive "new" shares of the Company's post-reorganization common stock, pursuant to
Section 1145(a) of the Bankruptcy Code. As a result of the Plan's approval, all liens, security interests, encumbrances and other interests, as defined in the Plan of Reorganization, attach to the creditor's trust. Specific injunctions prohibit any of these claims from being asserted against the Company prior to the contemplated reverse merger.

                                  BTHC X, Inc.
                          (a development stage company)

                    Notes to Financial Statements - Continued


Note B - Bankruptcy Action - Continued

The cancellation of all existing shares at the date of the bankruptcy filing and the issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy stockholders. Accordingly, per American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted "fresh- start" accounting as of the bankruptcy discharge date whereby all continuing assets and liabilities of the Company were restated to the fair market value. As of November 29, 2004, by virtue of the confirmed Plan of Reorganization, the only asset of the Company was approximately $1,000 in cash due from the Bankruptcy Estate.


Note C - Preparation of Financial Statements

The Company follows the accrual basis of accounting in accordance with generally accepted accounting principles and retains the Company's pre-bankruptcy year-end of December 31.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented


Note D - Going Concern Uncertainty

The Company has no post-bankruptcy operating history, no cash on hand, no assets and has a business plan with inherent risk. Because of these factors, the Company's auditors have issued an audit opinion on the Company's financial statements which includes a statement describing our going concern status. This means, in the auditor's opinion, substantial doubt about our ability to continue as a going concern exists at the date of their opinion.

The Company's majority stockholder maintains the corporate status of the Company and has provided all nominal working capital support on the Company's behalf since the bankruptcy discharge date. Because of the Company's lack of operating assets, its continuance is fully dependent upon the majority stockholder's continuing support. The majority stockholder intends to continue the funding of nominal necessary expenses to sustain the corporate entity.

The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis. Further, the Company faces considerable risk in it's business plan and a potential shortfall of funding due to our inability to raise capital in the equity securities market. If no additional operating capital is received during the next twelve months, the Company will be forced to rely on existing cash in the bank and additional funds loaned by management and/or significant stockholders.

                                  BTHC X, Inc.
                          (a development stage company)

                    Notes to Financial Statements - Continued


Note D - Going Concern Uncertainty - Continued

The Company's business plan is to seek an acquisition or merger with a private operating company which offers an opportunity for growth and possible appreciation of our stockholders' investment in the then issued and outstanding common stock. However, there is no assurance that the Company will be able to successfully consummate an acquisition or merger with a private operating company or, if successful, that any acquisition or merger will result in the appreciation of our stockholders' investment in the then outstanding common stock.

The Company remains dependent upon additional external sources of financing; including being dependent upon its management and/or significant stockholders to provide sufficient working capital in excess of the Company's initial capitalization to preserve the integrity of the corporate entity.

The Company anticipates offering future sales of equity securities. However, there is no assurance that the Company will be able to obtain additional funding through the sales of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

The Company's certificate of incorporation authorizes the issuance of up to 10,000,000 million shares of preferred stock and 40,000,000 shares of common stock. The Company's ability to issue preferred stock may limit the Company's ability to obtain debt or equity financing as well as impede potential takeover of the Company, which takeover may be in the best interest of stockholders. The Company's ability to issue these authorized but unissued securities may also negatively impact our ability to raise additional capital through the sale of our debt or equity securities.

It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, no formal commitments or arrangements to advance or loan funds to the Company or repay any such advances or loans exist. There is no legal obligation for either management or significant stockholders to provide additional future funding.

In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company may become dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

While the Company is of the opinion that good faith estimates of the Company's ability to secure additional capital in the future to reach its goals have been made, there is no guarantee that the Company will receive sufficient funding to sustain operations or implement any future business plan steps.


Note E - Summary of Significant Accounting Policies

1.       Cash and cash equivalents
         -------------------------

         The Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.       Reorganization costs
         --------------------

         The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all costs incurred with the incorporation and reorganization, post-bankruptcy, of the Company were charged to operations as incurred.

                                  BTHC X, Inc.
                          (a development stage company)

                    Notes to Financial Statements - Continued


Note E - Summary of Significant Accounting Policies - Continued

3.       Income taxes
         ------------

         The Company uses the asset and liability method of accounting for income taxes. At June 30, 2006, December 31, 2005 and December 31, 2004, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

         As of June 30, 2006, December 31, 2005 and December 31, 2004, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. Due to the provisions of Internal Revenue Code Section 338, the Company may have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

4.       Income (Loss) per share
         -----------------------

         Basic earnings  (loss) per share is computed by dividing the net income
         (loss) available to common stockholders by the weighted-average number of common shares outstanding during the respective period presented in our accompanying financial statements.

         Fully diluted earnings (loss) per share is computed similar to basic income (loss) per share except that the denominator is increased to include the number of common stock equivalents (primarily outstanding options and warrants).

         Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company's net income (loss) position at the calculation date.

         As of June 30, 2006, December 31, 2005 and December 31, 2004, and subsequent thereto, the Company had no outstanding stock warrants, options or convertible securities which could be considered as dilutive for purposes of the loss per share calculation.


Note F - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

Interest rate risk is the risk that the Company's earnings are subject to fluctuations in interest rates on either investments or on debt and is fully dependent upon the volatility of these rates. The Company does not use derivative instruments to moderate its exposure to interest rate risk, if any.

Financial risk is the risk that the Company's earnings are subject to fluctuations in interest rates or foreign exchange rates and are fully dependent upon the volatility of these rates. The Company does not use derivative instruments to moderate its exposure to financial risk, if any.

                                  BTHC X, Inc.
                          (a development stage company)

                    Notes to Financial Statements - Continued


Note G - Income Taxes

The components of income tax (benefit) expense for the six months ended June 30, 2006, the year ended December 31, 2005, the period from November 29, 2004 (date of bankruptcy settlement) through December 31, 2004 and the period from November 29, 2004 (date of bankruptcy settlement) through June 30, 2006, respectively, are as follows:

                                                 Period from     Period from
                                                 November 29,    November 29,
                                                     2004            2004
                                                  (date of        (date of
                                                 bankruptcy      bankruptcy
                 Six months          Year        settlement)     settlement)
                    ended           ended          through         through
                   June 30,      December 31,    December 31,      June 30,
                     2006            2005            2004            2006
                 -------------   -------------   -------------   ------------
    Federal:
      Current    $        --     $        --     $        --     $       --
      Deferred            --              --              --             --
                 -------------   -------------   -------------   ------------
                          --              --              --             --
                 -------------   -------------   -------------   ------------
    State:
      Current             --              --              --             --
      Deferred            --              --              --             --
                 -------------   -------------   -------------   ------------
                          --              --              --             --
                 -------------   -------------   -------------   ------------

      Total      $        --     $        --     $        --     $       --
                 ============   ==============   =============   ============

As of June 30, 2006, the Company had a nominal net operating loss carryforward(s) to offset future taxable income. The amount and availability of any net operating loss carryforwards will be subject to the limitations set forth in the Internal Revenue Code. Such factors as the number of shares ultimately issued within a three year look-back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of any net operating loss carryforward(s).




                (Remainder of this page left blank intentionally)


                                  BTHC X, Inc.
                          (a development stage company)

                    Notes to Financial Statements - Continued


Note G - Income Taxes - Continued

The Company's income tax expense for the six months ended June 30, 2006, the year ended December 31, 2005, the period from November 29, 2004 (date of bankruptcy settlement) through December 31, 2004 and the period from November
29, 2004 (date of bankruptcy settlement) through June 30, 2006, respectively, are as follows:

                                                                             Period from    Period from
                                                                             November 29,   November 29,
                                                                                 2004           2004
                                                                              (date of       (date of
                                                                             bankruptcy     bankruptcy
                                               Six months         Year       settlement)    settlement)
                                                 ended           ended         through        through
                                                June 30,      December 31,   December 31,     June 30,
                                                  2006            2005           2004           2006
                                              ------------    ------------   ------------   ------------
Statutory rate applied to
   income before income taxes                 $       (158)   $       --     $       --     $       (158)
Increase (decrease) in income
   taxes resulting from:
     State income taxes                               --              --             --             --
     Difference between book method and
       statutory recognition differences on
       organization costs                              150            --             --              150
     Other, including reserve for
       deferred tax asset and application
       of net operating loss carryforward                8            --             --                8
                                              ------------    ------------   ------------   ------------

Income tax expense                            $       --      $       --     $       --     $       --
                                              ============    ============   ============   ============

The Company's only temporary differences as of June 30, 2006, December 31, 2005 and December 31, 2004 relate to the Company's net operating loss and the statutory deferrals of expenses for organizational costs pursuant to the applicable Federal Tax Law. Accordingly, any deferred tax asset, as fully reserved, or liability, if any, as of June 30, 2006, December 31, 2005 and December 31, 2004, respectively, is nominal and not material to the accompanying financial statements.


Note H - Capital Stock Transactions

Pursuant to the First Amended Joint Plan of Reorganization Proposed By The Debtors affirmed by the U. S. Bankruptcy Court - Northern District of Texas - Dallas Division on November 29, 2004, the Company "will include the issuance of a sufficient number of Plan shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares relative to each Post Confirmation Debtor. The Plan Shares shall all be of the same class."

As provided in the Plan, 70.0% of the Plan Shares of the Company were issued to Halter Financial Group, Inc., the Company's controlling shareholder, in exchange for the release of its Allowed Administrative Claims and for the performance of certain services and the payment of certain fees related to the anticipated reverse merger or acquisition transactions described in the Plan. The remaining 30.0% of the Plan Shares of the Company were issued to other holders of various claims as defined in the Order Confirming First Amended Joint Plan of Reorganization.

Based upon the calculations provided by the Creditor's Trustee, the Company issued an aggregate 500,440 shares of the Company's "new" common stock to all unsecured creditors and the controlling stockholder in settlement of all unpaid pre-confirmation obligations of the Company and/or the bankruptcy trust.

                                   SIGNATURES

         In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BTHC X, INC.


DATE: September 22, 2006        By:  /s/ Timothy P. Halter
                                   ---------------------------------------------
                                   Timothy P. Halter, President, Chief
                                   Executive Officer and Chief Financial Officer

                                INDEX OF EXHIBITS


         The following documents are filed as exhibits to this Registration Statement

Exhibit                            Description of Exhibit
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2.1 First Amended Joint Plan of Reorganization filed by the Debtors and Official Committee of Unsecured Creditors, In the United States Bankruptcy Court, Northern District of Texas, Dallas Division, In Re:
         Ballantrae Healthcare, LLC, et. al., Debtors, Case No. 03-33152-HDH-11, dated September 29, 2004.

2.2 Order Confirming First Amended and Joint Plan of Reorganization, Chapter 11, Case No. 03-33152-HDH-11, Signed November 29, 2004.

3.1 Agreement and Plan of Merger by and between BTHC X, Inc. and BTHC X, LLC, dated August 15, 2006.

3.2 Certificate of Merger as filed with the Secretary of State of the State of Delaware on August 16, 2006.

3.3 Articles of Merger as filed with the Secretary of State of the State of Texas on August 16, 2006.

3.4      Certificate of Incorporation of BTHC X, Inc.

3.5      Bylaws of BTHC X, Inc.

4.1      Form of common stock certificate.
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